Exhibit 99.1

MegaWest Energy Announces Appointment of Tim L. Morrison as President & CEO

CALGARY, Jan. 7 /CNW/ - The Board of Directors of MegaWest Energy Corp., (the "Company", or "MegaWest"), (OTCBB:MGWSF) is pleased to announce the immediate appointment of Mr. Tim L. Morrison as President & Chief Executive Officer (CEO) of the Company.

Mr. Morrison has managed the operations of Cox Operating, LLC and Cox Oil, LLC as the Chief Operating Officer for the past 5 years. Prior to joining Cox, he spent 5 years with Halliburton Energy Services and served as District Manager of the San Juan and Raton Basin oil fields. Mr. Morrison's experience includes both onshore and offshore facility and personnel management. Mr. Morrison was instrumental in the $100 million dollar cleanup and rebuild of Cox's Oil and Gas properties in South Louisiana following Hurricane Katrina. His experience with stimulation, sand control, completion tools, reservoir modeling and production analysis has background in both domestic and international assets. He holds a B.S. degree in Chemical Engineering from Texas Tech University. Mr. Morrison is currently on the board of directors of the Louisiana Oil & Gas Association (LOGA).

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has a 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns an average 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky and Montana. For further details on the Company and its prospects, please refer to the Company's website.

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

%CIK: 0001172298

For further information:

Randy Tronsgard, Manager - Investor Relations Telephone: (403) 863-6480 Tim L. Morrison, Chief Executive Officer Telephone: 403-984-6342	Suite 902, #105, 150 Crowfoot Crescent NW Calgary, Alberta T3G 3T2 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

CO: MegaWest Energy Corp.

CNW 11:07e 07-JAN-11